SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               TREMONT CORPORATION
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                    894745207
                                 (CUSIP Number)

                                 WILLIAM C. TIMM
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                              DALLAS, TEXAS  75240
                                 (214) 233-1700


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 27, 1994
                      (Date of Event which requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
CUSIP No.    894745207
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Valhi, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             3,537,166
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,537,166
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.1%
     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    894745207

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Contran Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY               8
                                             SHARED VOTING POWER
            OWNED BY
              EACH                           3,537,166
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-
                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,537,166

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.1%

     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    894745207
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dixie Rice Agricultural Corporation, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)


     3      SEC USE ONLY

     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Louisiana

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             3,537,166
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166
     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,537,166

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.1%
     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    894745207

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Dixie Holding Company
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             3,537,166
           REPORTING
             PERSON
                                     9
                                             SOLE DISPOSITIVE POWER
              WITH

                                             -0-
                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,537,166
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.1%

     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    894745207
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Southwest Louisiana Land Company, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Louisiana

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY               8
                                             SHARED VOTING POWER
            OWNED BY
              EACH                           3,537,166
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166
     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,537,166

     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.1%

     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    894745207

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             NOA, Inc.
     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                          -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                             3,537,166
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                             -0-

                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,537,166
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.1%
     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    894745207

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             National City Lines, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable
     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)



     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             3,537,166
            OWNED BY
              EACH
                                     9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON
                                             -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,537,166
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.1%

     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    894745207
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Valhi Group, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             3,537,166
            OWNED BY
              EACH
                                     9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON
                                             -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,537,166
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.1%

     14
             TYPE OF REPORTING PERSON*

             CO
[FN]
* See instructions before filling out.

CUSIP No.    894745207
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             The Combined Master Retirement Trust

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             Texas

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             3,537,166
            OWNED BY
              EACH
                                     9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON
                                             -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             3,537,166
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             48.1%

     14
             TYPE OF REPORTING PERSON*

             EP
[FN]
* See instructions before filling out.

CUSIP No.    894745207
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             Harold C. Simmons

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
             (a)

             (b)

     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

             Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)


     6      CITIZENSHIP OR PLACE OF ORGANIZATION

             USA

                                     7
                                             SOLE VOTING POWER
           NUMBER OF
                                     8
                                             SHARED VOTING POWER
             SHARES                          -0-
          BENEFICIALLY
                                             3,537,166
            OWNED BY
              EACH
                                     9
                                             SOLE DISPOSITIVE POWER
           REPORTING
             PERSON
                                             -0-
              WITH
                                    10      SHARED DISPOSITIVE POWER

                                             3,537,166

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             -0-
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES*           X



     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             -0-

     14
             TYPE OF REPORTING PERSON*

             IN
[FN]
* See instructions before filling out.

                                 AMENDMENT NO. 3
                                 TO SCHEDULE 13D

          This amended and restated statement on Schedule 13D (this "Statement") is the initial electronic filing by the Reporting Persons, as defined below.


Item 1.   Security and Issuer.

          This Statement relates to the Common Stock, $1.00 par value per share (the "Shares") of Tremont Corporation, a Delaware corporation (the "Company" or
"Tremont").   The principal executive offices of the Company are located at 1999
Broadway, Suite 4300, Denver, CO  80202.


Item 2.   Identity and Background.

          (a) This Statement is filed (i) by Valhi, Inc. ("Valhi") as the direct beneficial owner of Shares, (ii) by virtue of their respective direct and indirect holdings of securities of Valhi (as described below on this Statement), by Contran Corporation ("Contran"); Valhi Group, Inc. ("VGI"); National City Lines, Inc. ("National"); NOA, Inc. ("NOA"); Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"); Dixie Holding Company ("Dixie Holding"); Southwest Louisiana Land Company, Inc. ("Southwest") and The Combined Master Retirement Trust ("Master Trust") and (iii) by virtue of his positions with Contran, the Master Trust and certain other entities, as described below on this Statement, Harold C. Simmons (collectively, the "Reporting Persons"). By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

          Valhi is the holder of approximately 48.1% of the outstanding common stock of Tremont and may be deemed to control Tremont. VGI, National and Contran are the holders of approximately 74.5%, 10.0% and 5.4%, respectively, of the outstanding common stock of Valhi. Together, VGI, National and Contran may be deemed to control Valhi. NL Industries, Inc. ("NL") is the holder of approximately 1.0% of the outstanding stock of Valhi. Valhi and Tremont are the holders of approximately 50.9% and 17.8%, respectively, of the outstanding common stock of NL. Together Valhi and Tremont may be deemed to control NL. National, NOA, and Dixie Holding are the holders of approximately 73.3%, 11.4% and 15.3%, respectively, of the outstanding common stock of VGI. Together, National, NOA and Dixie Holding may be deemed to control VGI. Contran and NOA are the holders of approximately 85.7% and 14.3%, respectively, of the outstanding common stock of National and together may be deemed to control National. Contran and Southwest are the holders of approximately 49.9% and 50.1%, respectively, of the outstanding common stock of NOA and together may be deemed to control NOA. Dixie Rice is the holder of 100% of the outstanding common stock of Dixie Holding and may be deemed to control Dixie Holding. Contran is the holder of approximately 88.7% and 54.3% of the outstanding common stock of Southwest and Dixie Rice, respectively, and may be deemed to control
Southwest and Dixie Rice.   Substantially all of Contran's outstanding voting
stock is held by trusts, (together, the "Trusts"), established for the benefit of Mr. Simmons' children and grandchildren, of which Mr. Simmons is the sole trustee. As sole trustee of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by the Trusts; however, Mr. Simmons disclaims beneficial ownership thereof. The Master Trust holds approximately .1% of the outstanding common stock of Valhi. The Master Trust is a trust formed by Valhi to permit the collective investment by trusts which maintain the assets of certain employee benefit plans adopted by Valhi and related companies. Mr. Simmons is sole trustee of the Master Trust and sole member of the Trust Investment Committee for the Master Trust. Mr. Simmons is a participant in one or more of the employee benefit plans which invest through the Master Trust; however, Mr. Simmons disclaims beneficial ownership of the Shares held by the Master Trust, except to the extent of his vested beneficial interest therein. Mr. Simmons is Chairman of the Board, President, and Chief Executive Officer of Valhi, VGI, National, NOA, Dixie Holding, and Contran, is Chairman of the Board and Chief Executive Officer of Dixie Rice and Southwest, is Chairman of the Board of NL, and is a Director of Tremont.

       By virtue of the relationships described above (a) Mr. Simmons may be deemed to control Tremont, Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest, NL and Contran and (b) Mr. Simmons (as trustee), the Trusts, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran may be deemed to possess indirect beneficial ownership of the Shares held by Valhi. However, Mr. Simmons and the Trusts disclaim such beneficial ownership of the Shares beneficially owned, directly or indirectly, by such entities, except as noted above.

     Certain information concerning the directors and executive officers of the Reporting Persons is set forth on Schedule B attached hereto and incorporated herein by reference.

          (b) The principal executive offices of Valhi, VGI, National, NOA, Dixie Rice, Dixie Holding, Southwest and Contran are located at, and the business address of each of the Master Trust and Harold C. Simmons, is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. The principal business address of Dixie Rice is 600 Pasquiere Street, Gueydan, Louisiana 70542. The principal business address of Southwest is 402 Canal Street, Houma, Louisiana 70360. The business addresses of the remaining directors and executive officers of the Reporting Persons are set forth on Schedule B to this Statement and incorporated herein by reference.

          Valhi is a holding company engaged, through operating subsidiaries in the chemicals, refined sugar, forest products, fast food and hardware products industries as well as the titanium metals industry through its equity interest in Tremont.

          VGI does not engage in any business activity other than holding common stock of Valhi. National is engaged directly or through subsidiaries (other than VGI and its subsidiaries), in real estate and oil and gas activities.

Contran is engaged through subsidiaries (including Southwest, Dixie and others), other than National and its subsidiaries, in various land management, agricultural and oil and gas activities. NOA holds investments in land, securities and notes receivable. Dixie Holding does not engage in any business activity other than holding common stock of VGI.

          The Master Trust is a trust formed by Valhi to permit the collective investment by trusts which maintain the assets of certain employee benefit plans adopted by Valhi and related companies. The employee benefit plans funded by the trusts participating in the Master Trust are subject to the provisions of the Employer Retirement Income Security Act ("ERISA").

          (d) Neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule B to this Statement, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule B to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

          (f) Contran, Valhi, Dixie Holding, and National are Delaware corporations. VGI is a Nevada corporation. NOA is a Texas corporation. Dixie and Southwest are Louisiana corporations. The Master Trust is governed by the laws of Texas, except as those laws are superseded by federal law. Harold C. Simmons and all persons named on Schedule B to this Statement are citizens of the United States, except as otherwise indicated on such Schedule.


Item 3.   Source and Amount of Funds or Other Consideration

          No purchases or sales of Shares were made by the Reporting Persons in the prior 60 days.

          The Reporting Persons understand that the funds required by persons named in Schedule B to this Statement to acquire Shares were from such persons' personal funds.


Item 4.   Purpose of Transaction.

          Valhi acquired Shares to obtain a controlling equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons, other than the Master Trust, or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

          On December 27, 1994, Valhi issued the press release attached hereto as Exhibit 1, which is incorporated herein by this reference. Such press release relates to, among other things, the distribution of the Shares held by Valhi to Valhi's stockholders, including certain of the Reporting Persons.

          As described under Item 2 above, Harold C. Simmons may be deemed to control the Company.

          The Reporting Persons understand that prior purchases of Shares by persons named in Schedule B to this Statement were made for the purpose of each such person's personal investment.

          Except as described in this Item 4, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule B to this Statement has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

          (a) Valhi is the direct beneficial owner of 3,537,166 Shares, or approximately 48.1% of the 7,353,244 Shares outstanding as of October 31, 1994 (the "Outstanding Shares"), according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (the "Quarterly Report"). By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by Valhi. Harold C. Simmons disclaims all such beneficial ownership.

          The Reporting Persons understand, based on ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, that such persons may be deemed to personally beneficially own Shares, as indicated on Schedule C to this Statement.

          (b) Valhi has the direct power to vote and direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2; each of the Reporting Persons may be deemed to share the indirect power to vote and direct the disposition of the Shares held by Valhi.

          (c)  Not applicable.

          (d) Valhi has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by it.

          (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          As set forth in Item 4 of this Statement, on December 27, 1994 Valhi announced that it will distribute the Shares held by it to Valhi's stockholders, including certain of the Reporting Persons.

          Other than as set forth in this Statement, neither any of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits.

          Exhibit 1           Press release issued by Valhi on December 27, 1994


                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 28, 1994



                              By:  /s/ Harold C. Simmons
                                   Harold C. Simmons,
                                   Signing in the capacities
                                   listed on Schedule "A" attached
                                   hereto and incorporated herein
                                   by reference.
                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 28, 1994



                              By:  /s/ William C. Timm
                                   William C. Timm
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein by
                                   reference.
                                   SCHEDULE A


Harold C. Simmons, individually, and as Trustee of THE COMBINED MASTER RETIREMENT TRUST.

William C. Timm as Vice President - Finance of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NOA, INC.
NATIONAL CITY LINES, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.
VALHI GROUP, INC.
VALHI, INC.


                                   SCHEDULE B


          The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc. ("Southwest"), Valhi Group, Inc. ("VGI") and Valhi, Inc. ("Valhi") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.


Name                          Present Principal Occupation
- -----------------------       ----------------------------
Eugene K. Anderson            Vice President of Contran, Dixie Holding,
                              National, NOA, Valhi and VGI.

Arthur Bilger                 Director of Valhi; Private Investor; President and
                              Chief Operating Officer of New World
                              Communications Group Incorporated (media
                              communications) 1060 Laurel Way, Beverly Hills,
                              California  90210

F. Murlyn Broussard           Treasurer of Southwest.  402 Canal Street, Houma,
                              Louisiana 70360.

Joseph S. Compofelice         Vice President and Chief Financial Officer of NL
                              Industries, Inc. ("NL") and Tremont Corporation
                              ("Tremont"); Executive Vice President of Valhi.
                              Two Greenspoint Plaza, 16825 Northchase Drive,
                              Suite 1200, Houston, Texas  77060.

Norman S. Edelcup             Director of Valhi; Chairman of the Board of Item
                              Processing of America, Inc. (processing service bureau). 5190 N.W. 167th Street, Suite 300, Miami,
                              Florida 33014.

Robert J. Frame               Director of Valhi; Professor of Finance, Emeritus,
                              at the Cox School of Business, Southern Methodist
                              University;  President of Frame Financial Group,
                              Inc. (registered broker/dealer and a member of the Chicago Board Options Exchange). 17218 Preston
                              Road, Suite 421, Dallas, Texas 75252.

William J. Lindquist          Vice President and Tax Director of
                              Contran, Dixie Rice, Dixie Holding, National, NOA,
                              Southwest, VGI and Valhi.

Andrew McCollam, Jr.          Director of Dixie Rice; President and Director of
                              Southwest; Private Investor.  402 Canal Street,
                              Houma, Louisiana 70360.

Harold M. Mire                Vice President and General Manager of Southwest;
                              President of Dixie Rice.  600 Pasquiere Street,
                              Gueydan, Louisiana 70542.

J. Thomas Montgomery, Jr.     Vice President and Controller of Contran, Dixie
                              Holding, National, NOA, Southwest, VGI and Valhi;
                              Vice President of Dixie Rice.

Glenn R. Simmons              Vice Chairman of the Board and Director of
                              Contran, Dixie Holding, National, NOA, VGI and
                              Valhi; Director of NL and Tremont; Executive Vice
                              President and Director of Dixie Rice and
                              Southwest; Chairman of the Board, Chief Executive
                              Officer and Director Keystone Consolidated
                              Industries, Inc. ("Keystone") (steel rod and wire products manufacturer).

Harold C. Simmons             Chairman of the Board, Chief Executive Officer,
                              President and Director of Contran, Dixie Holding,
                              National, NOA, VGI and Valhi; Chairman of the
                              Board, Chief Executive Officer and  Director of
                              Dixie Rice and Southwest, Chairman of the Board and Director of NL; Director of Tremont.

Robert W. Singer              Vice President of Contran and Valhi;  President
                              and Chief Operating Officer of Keystone.

Richard A. Smith              Treasurer and Director of Dixie Rice. 600
                              Pasquiere Street, Gueydan, Louisiana 70542.

Michael A. Snetzer            Director of Valhi, NL and Tremont; Chairman of the

                              Board and Chief Executive Officer of Medite
                              Corporation (forest products).

William C. Timm               Vice President-Finance and Treasurer of Contran,
                              Dixie Holding, National, NOA, VGI and Valhi;  Vice
                              President-Finance of Southwest, Vice President-
                              Finance and Director of Dixie Rice.

J. Walter Tucker, Jr.         Director of Valhi; President, Treasurer and
                              Director of Tucker & Branham, Inc. (mortgage banking, insurance and real estate); Vice Chairman of the Board and Director Keystone.

Steven L. Watson              Vice President and Secretary of Contran, Dixie
                              Rice, Dixie Holding, National, NOA, Southwest, VGI and Valhi.


                                   SCHEDULE C


     Based upon ownership filings with the Securities and Exchange Commission or upon information provided by the persons listed on Schedule B to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

                                                         Share Information

                                                               Shares
                        Name                                    Held
             ---------------------------                     ---------
 Eugene K. Anderson                                                    --

 Arthur H. Bilger                                                      --
 F. Murlyn Broussard                                                   --

 Joseph S. Compofelice                                                 --
 Norman S. Edelcup                                                     --

 Robert J. Frame                                                       --
 William J. Lindquist                                                  --

 Andrew McCollam, Jr.                                                  --
 Harold M. Mire                                                        --

 J. Thomas Montgomery, Jr.                                            1,000
 Glenn R. Simmons(1)                                                  3,975

 Harold C. Simmons                                                     --
 Robert W. Singer                                                      --

 Richard A. Smith                                                      --
 Michael A. Snetzer                                                   6,000

 William C. Timm                                                       --
 J. Walter Tucker, Jr.                                                 --

 Steven L. Watson                                                     2,000

     (1)  The Reporting Persons understand the Shares indicated as held by Glenn
          R. Simmons include 3,485 shares held by Mr. Simmons in a retirement account and 490 shares held by Mr. Simmons' wife in a retirement account.